Exhibit 99.6

TO:	Our Valued Suppliers and Vendors

DATE:	December 14, 2009

SUBJ:	Pending Acquisition of California Micro Devices by ON Semiconductor

Dear Supplier,

Today ON Semiconductor announced the signing of a definitive merger agreement providing for the acquisition of California Micro Devices (CMD). Under the terms of the agreement, ON Semiconductor will make a cash tender offer to acquire all of the issued and outstanding shares of common stock of CMD. This transaction has been approved by the board of directors. We are excited about the potential benefits of this announcement and expect the transaction to close as early as the first quarter of 2010.

The acquisition of CMD supports our ongoing commitment to becoming a technologically broader and operationally stronger company to better support our customers overall product, design and efficiency needs.

The acquisition of California Micro Devices will significantly strengthen our offering of application specific integrated passive (ASIP) devices to protect products in the wireless, computing and consumer electronics end-markets. In addition, CMD’s expertise in protection solutions for the high brightness LED (HBLED) market, as well as their strengths in LC based EMI (electromagnetic interference) filtering and low capacitance ESD (electrostatic discharge) protection, complement our existing portfolio of protection and lighting solutions. With technology and process development expertise in ESD and EMI protection, CMD is highly differentiated in the marketplace – as demonstrated by their strong relationships with leading global customers across multiple large and growing applications. Combined with ON Semiconductor's global sales channel footprint and effective channels of distribution, we expect to be able to support a broader and deeper penetration of CMD’s overall product portfolio with market-leading customers. This should enable us to accelerate revenue growth for CMD’s products and increase market share. We also believe CMD’s products and operations will benefit from ON Semiconductor’s world-class manufacturing capabilities.

Operationally, it will be business as usual for suppliers of both companies. We will communicate any potential changes to you at the earliest possible time, but ask that you continue to do business using your existing contacts and processes for California Micro Devices products.

We remain committed to providing you with outstanding customer service, advanced technology solutions, industry-leading supply chain management, and world-class quality and manufacturing. We look forward to a long and mutually beneficial relationship.

If you have any questions or concerns, please contact your local procurement contact.

Best Regards,

Mamoon Rashid
Vice President Global Supply Chain and External Manufacturing
ON Semiconductor

ON Semiconductor® :: 5005 E. McDowell Road :: Phoenix AZ 85008 :: 602-244-6600 :: fax 602-244-5544

Securities Law Disclosure and Additional Information

The tender offer for the outstanding shares of common stock of California Micro Devices Corporation (“California Micro Devices” or “CMD”) has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, ON Semiconductor Corporation and an indirect wholly-owned subsidiary of ON Semiconductor Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and California Micro Devices will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such tender offer statement. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the related solicitation/recommendation statement will contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully by CMD’s stockholders before they make any decision with respect to the tender offer. Such materials, when prepared and ready for release, will be made available to California Micro Devices’ stockholders at no expense to them. In addition, at such time such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov and also may be obtained by contacting investor relations at ir@calmicro.com, or by mail at California Micro Devices Corporation Investor Relations, 490 N. McCarthy Blvd., No. 100, Milpitas, CA 95051, or by telephone at 1- 408-934-3144.

ON Semiconductor® :: 5005 E. McDowell Road :: Phoenix AZ 85008 :: 602-244-6600 :: fax 602-244-5544